Peter Berkman

Peter Berkman Attorney PLLC

Fl Bar No. 110330

18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.743.5057

Facsimile: 888.413.0890

Email:peter@peterberkmanlaw.com

Website:  www.peterberkmanlaw.com

June 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

RE:  Beyond Wellness International, Inc.

        Offering Statement on Form 1-A/A [Amendment No. 4]

        File No. 024-11173

Dear Sir and Madam:

The above-referenced Amendment No. 4 to the Form 1-A was filed on June 10, 2020.  In response to your letter of June 10, 2020, please note the following changes and corrections [with reference to your Comment numbers]:

1.       In response to your Comment No. 2, the correct amount of $5,300,000 has been inserted on Page 16.

We respectfully request that the Offering Circular be Qualified following your review of this Amendment.

Very truly yours,

Peter Berkman, Esq

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